CITADEL SECURITY SOFTWARE INC.
                         TWO LINCOLN CENTRE, 16TH FLOOR
                                5420 LBJ FREEWAY
                              DALLAS, TEXAS  75240

                                September 1, 2005

VIA FACSIMILE
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Rebekah J. Toton

Re: Registration Statement on Form S-3 (No. 333-125651) of Citadel Security Software Inc.

Ladies and Gentlemen:

     On behalf of Citadel Security Software Inc. (the "Company"), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Washington, D.C. time, on Tuesday, September 6, 2005, or as soon thereafter as practicable. As requested by the staff in its letter of July 8, 2005, the Company hereby acknowledges that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

     - the Company may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

                                     Very truly yours,

                                     CITADEL SECURITY SOFTWARE INC.

                                     By:  /s/ Steven B. Solomon
                                          ------------------------------
                                          Steven B. Solomon, CEO